UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 21)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                A. SCHULMAN, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                    808194104
                                 (CUSIP Number)


                                 Lawrence Cutler
                              D.B. Zwirn & Co, L.P.
                          745 Fifth Avenue, 18th Floor
                               New York, NY 10151

                                 (646) 720-9390
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  May 28, 2008
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [ ].


                         (Continued on following pages)

                              (Page 1 of 15 Pages)

CUSIP No. 808194104              Schedule 13D/A             Page 2 of 15 Pages

--------------------------------------------------------------------------------
    1)      NAME OF REPORTING PERSON
                D.B. Zwirn Special Opportunities Fund, L.P.

--------------------------------------------------------------------------------
    2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
            (see instructions)                                      (b) [ ]

--------------------------------------------------------------------------------
    3)      SEC USE ONLY

--------------------------------------------------------------------------------
    4)      SOURCE OF FUNDS (see instructions)
            WC

--------------------------------------------------------------------------------
    5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
    6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

--------------------------------------------------------------------------------
                         7)     SOLE VOTING POWER
NUMBER OF                            16,573
SHARES
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                 8)     SHARED VOTING POWER
EACH                                 none
REPORTING
PERSON WITH           ----------------------------------------------------------
                         9)     SOLE DISPOSITIVE POWER
                                      16,573

                      ----------------------------------------------------------
                         10)    SHARED DISPOSITIVE POWER
                                     none

--------------------------------------------------------------------------------
    11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                     16,573

--------------------------------------------------------------------------------
    12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (see instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
    13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     0.06%

--------------------------------------------------------------------------------
    14)     TYPE OF REPORTING PERSON (see instructions)
                                     PN

--------------------------------------------------------------------------------

CUSIP No. 808194104              Schedule 13D/A             Page 3 of 15 Pages


-------------------------------------------------------------------------------
    1)      NAME OF REPORTING PERSON
                 D.B. Zwirn Special Opportunities Fund, Ltd.

--------------------------------------------------------------------------------
   2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
            (see instructions)                                      (b) [ ]

--------------------------------------------------------------------------------
   3)       SEC USE ONLY

--------------------------------------------------------------------------------
   4)       SOURCE OF FUNDS (see instructions)
            WC

--------------------------------------------------------------------------------
   5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
   6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                        Cayman Islands

--------------------------------------------------------------------------------
                         7)     SOLE VOTING POWER
NUMBER OF                            73,423
SHARES
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                 8)     SHARED VOTING POWER
EACH                                 none
REPORTING
PERSON WITH           ----------------------------------------------------------
                         9)     SOLE DISPOSITIVE POWER
                                     73,423

                      ----------------------------------------------------------
                         10)    SHARED DISPOSITIVE POWER
                                     none

--------------------------------------------------------------------------------
    11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                     73,423

--------------------------------------------------------------------------------
    12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (see instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
    13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     0.27%

--------------------------------------------------------------------------------
    14)     TYPE OF REPORTING PERSON (see instructions)
                                     OO

--------------------------------------------------------------------------------

CUSIP No. 808194104              Schedule 13D/A             Page 4 of 15 Pages

--------------------------------------------------------------------------------
    1)      NAME OF REPORTING PERSON
                 HCM/Z Special Opportunities LLC

--------------------------------------------------------------------------------
    2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
           (see instructions)                                       (b) [ ]

--------------------------------------------------------------------------------
    3)      SEC USE ONLY

--------------------------------------------------------------------------------
    4)      SOURCE OF FUNDS (see instructions)
            WC

--------------------------------------------------------------------------------
    5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Cayman Islands

--------------------------------------------------------------------------------
                         7)     SOLE VOTING POWER
NUMBER OF                            29,412
SHARES
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                 8)     SHARED VOTING POWER
EACH                                 none
REPORTING
PERSON WITH           ----------------------------------------------------------
                         9)     SOLE DISPOSITIVE POWER
                                     29,412

                      ----------------------------------------------------------
                         10)    SHARED DISPOSITIVE POWER
                                     none

--------------------------------------------------------------------------------
    11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                     29,412

--------------------------------------------------------------------------------
    12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (see instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
    13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     0.11%

--------------------------------------------------------------------------------
    14)     TYPE OF REPORTING PERSON (see instructions)
                                     CO

--------------------------------------------------------------------------------

CUSIP No. 808194104              Schedule 13D/A             Page 5 of 15 Pages

--------------------------------------------------------------------------------
    1)      NAME OF REPORTING PERSON
                 D.B. Zwirn & Co., L.P.

--------------------------------------------------------------------------------
    2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
            (see instructions)                                      (b) [ ]

--------------------------------------------------------------------------------
    3)      SEC USE ONLY

--------------------------------------------------------------------------------
    4)      SOURCE OF FUNDS  (see instructions)
            OO

--------------------------------------------------------------------------------
    5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware

--------------------------------------------------------------------------------
                         7)     SOLE VOTING POWER
NUMBER OF                            119,408
SHARES
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                 8)     SHARED VOTING POWER
EACH                                 none
REPORTING
PERSON WITH           ----------------------------------------------------------
                         9)     SOLE DISPOSITIVE POWER
                                     119,408

                      ----------------------------------------------------------
                         10)    SHARED DISPOSITIVE POWER
                                     none

--------------------------------------------------------------------------------
    11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                     119,408

--------------------------------------------------------------------------------
    12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (see instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
    13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     0.44%

--------------------------------------------------------------------------------
    14)     TYPE OF REPORTING PERSON (see instructions)
                                     PN

--------------------------------------------------------------------------------

CUSIP No. 808194104              Schedule 13D/A             Page 6 of 15 Pages

--------------------------------------------------------------------------------
    1)      NAME OF REPORTING PERSON
                 DBZ GP, LLC

--------------------------------------------------------------------------------
    2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
            (see instructions)                                      (b) [ ]

--------------------------------------------------------------------------------
    3)      SEC USE ONLY

--------------------------------------------------------------------------------
    4)      SOURCE OF FUNDS (see instructions)
            OO

--------------------------------------------------------------------------------
    5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

--------------------------------------------------------------------------------
                         7)     SOLE VOTING POWER
NUMBER OF                            119,408
SHARES
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                 8)     SHARED VOTING POWER
EACH                                 none
REPORTING
PERSON WITH           ----------------------------------------------------------
                         9)     SOLE DISPOSITIVE POWER
                                     119,408

                      ----------------------------------------------------------
                         10)    SHARED DISPOSITIVE POWER
                                     none

--------------------------------------------------------------------------------
    11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                     119,408

--------------------------------------------------------------------------------
    12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (see instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
    13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     0.44%

--------------------------------------------------------------------------------
    14)     TYPE OF REPORTING PERSON (see instructions)
                                     OO

--------------------------------------------------------------------------------

CUSIP No. 808194104              Schedule 13D/A             Page 7 of 15 Pages

--------------------------------------------------------------------------------
    1)      NAME OF REPORTING PERSON
                 Zwirn Holdings, LLC

--------------------------------------------------------------------------------
    2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
            (see instructions)                                      (b) [ ]

--------------------------------------------------------------------------------
    3)      SEC USE ONLY

--------------------------------------------------------------------------------
    4)      SOURCE OF FUNDS (see instructions)
            OO

--------------------------------------------------------------------------------
    5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

--------------------------------------------------------------------------------
                         7)     SOLE VOTING POWER
NUMBER OF                            119,408
SHARES
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                 8)     SHARED VOTING POWER
EACH                                 none
REPORTING
PERSON WITH           ----------------------------------------------------------
                         9)     SOLE DISPOSITIVE POWER
                                     119,408

                      ----------------------------------------------------------
                         10)    SHARED DISPOSITIVE POWER
                                     none

--------------------------------------------------------------------------------
    11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                     119,408

--------------------------------------------------------------------------------
    12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (see instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
    13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     0.44%

--------------------------------------------------------------------------------
    14)     TYPE OF REPORTING PERSON (see instructions)
                                     OO

--------------------------------------------------------------------------------

CUSIP No. 808194104              Schedule 13D/A             Page 8 of 15 Pages


--------------------------------------------------------------------------------
    1)      NAME OF REPORTING PERSON
                 Daniel B. Zwirn

--------------------------------------------------------------------------------
    2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
            (see instructions)                                      (b) [ ]

--------------------------------------------------------------------------------
    3)      SEC USE ONLY

--------------------------------------------------------------------------------
    4)      SOURCE OF FUNDS (see instructions)
            OO

--------------------------------------------------------------------------------
    5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States

--------------------------------------------------------------------------------
                         7)     SOLE VOTING POWER
NUMBER OF                            119,408
SHARES
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                 8)     SHARED VOTING POWER
EACH                                 none
REPORTING
PERSON WITH           ----------------------------------------------------------
                         9)     SOLE DISPOSITIVE POWER
                                     119,408

                      ----------------------------------------------------------
                         10)    SHARED DISPOSITIVE POWER
                                     none

--------------------------------------------------------------------------------
    11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                     119,408

--------------------------------------------------------------------------------
    12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (see instructions)
                                                                        [ ]
--------------------------------------------------------------------------------
    13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     0.44%

--------------------------------------------------------------------------------
    14)     TYPE OF REPORTING PERSON (see instructions)
                                     IN

--------------------------------------------------------------------------------

CUSIP No. 808194104              Schedule 13D/A             Page 9 of 15 Pages


  This Amendment No. 21 amends and supplements the Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on June 6, 2005, as amended by that certain Amendment No. 1 filed with the SEC on July 1, 2005, that certain Amendment No. 2 filed with the SEC on August 3, 2005, that certain Amendment No. 3 filed with the SEC on August 25, 2005, that certain Amendment No. 4 filed with the SEC on September 8, 2005, that certain Amendment No. 5 filed with the SEC on September 13, 2005, that certain Amendment No. 6 filed with the SEC on September 28, 2005, that certain Amendment No. 7 filed with the SEC on October 11, 2005, that certain Amendment No. 8 filed with the SEC on October 25, 2006, that certain Amendment No. 9 filed with the SEC on May 30, 2006, that certain Amendment No. 10 filed with the SEC on June 1, 2006, that certain Amendment No. 11 filed with the SEC on September 28, 2006, that certain Amendment No. 12 filed with the SEC on October 10, 2006, that certain Amendment No. 13 filed with the SEC on October 12, 2006, that certain Amendment No. 14 filed with the SEC on October 26, 2006, that certain Amendment No. 15 filed with the SEC on November 7, 2006, that certain Amendment No. 16 filed with the SEC on April 4, 2007, that certain Amendment No. 17 filed with the SEC on August 13, 2007, that certain Amendment No. 18 filed with the SEC on October 9, 2007, that certain Amendment No. 19 filed with the SEC on October 29, 2007 and that certain Amendment No. 20 filed with the SEC on November 19, 2007 (collectively, the "Statement"), by and on behalf of the Reporting Entities (as defined in Item 2) and others with respect to the common stock, par value $1.00 per share (the "Common Stock"), of
A. Schulman, Inc., a Delaware corporation (the "Company") in order to disclose that, as more fully set forth in Items 2 and 4 below, the Reporting Entities (as defined below) have determined to no longer file a joint statement on Schedule 13D with the Barington Entities (as defined below). The principal executive offices of the Company are located at 3550 West Market Street, Akron, Ohio 44333.

Item 2.     IDENTITY AND BACKGROUND.

         Item 2 of the Statement is hereby amended and restated as follows:

         (a) - (c) This Statement is being filed by D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

         The Reporting Entities have previously reported together with Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald J. Gross (collectively, the "Barington Entities") regarding their respective interests in the Common Stock because they might have been deemed to constitute a "group" with respect to such Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of the close of business on May 28, 2008, the Reporting Entities and the Barington Entities decided to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding, disposing of or voting securities of the Company. As a result, the Reporting Entities disclaim membership in any "group" with the Barington Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise, and will no longer be filing a joint Statement on Schedule 13D with the Barington Entities.

CUSIP No. 808194104              Schedule 13D/A             Page 10 of 15 Pages


         D.B. Zwirn Special Opportunities Fund, L.P. is a Delaware limited partnership formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

         D.B. Zwirn Special Opportunities Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, Ltd. is c/o GlobeOp Financial Services LLC,
156 West 56th Street, 6th Floor, New York, NY 10019. HCM/Z Special Opportunities LLC is an exempted company organized under the laws of the Cayman Islands formed to be used as an investment vehicle. The address of the principal business and principal office of HCM/Z Special Opportunities LLC is c/o Highbridge Capital Corporation, Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. There are no officers of D.B. Zwirn Special Opportunities Fund, Ltd. or HCM/Z Special Opportunities LLC. The directors of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

         The manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC is D.B. Zwirn & Co., L.P. D.B. Zwirn & Co., L.P. is a Delaware limited partnership. The principal business of D.B. Zwirn & Co., L.P. is acting as the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC. The address of the principal business and principal office of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151. The general partner of D.B. Zwirn & Co., L.P. is DBZ GP, LLC. DBZ GP, LLC is a Delaware limited liability company that acts as the general partner of D.B. Zwirn & Co., L.P. The address of the principal business and principal office of DBZ GP, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

         The managing member of DBZ GP, LLC is Zwirn Holdings, LLC. Zwirn Holdings, LLC is a Delaware limited liability company that acts as the managing member of DBZ GP, LLC. The address of the principal business and principal office of Zwirn Holdings, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151. Daniel B. Zwirn is the managing member of Zwirn Holdings, LLC. The business address of Mr. Zwirn is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, New York 10151.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

         (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 808194104              Schedule 13D/A             Page 11 of 15 Pages


      (f)   Daniel B. Zwirn is a citizen of the United States.


Item 4.     PURPOSE OF THE TRANSACTION.

Item 4 of the Statement is hereby amended and restated as follows:

         As discussed in Item 2 above, the Reporting Entities are no longer filing a joint statement on Schedule 13D with the Barington Entities. As of the close of business on May 28, 2008, each of the Reporting Entities has ceased to be the beneficial owner of more than five percent of the Issued and Outstanding Shares (as defined in Item 5).

         Each of the Reporting Entities continues to beneficially own the shares of Common Stock to which this Statement relates for investment purposes in the ordinary course of business pursuant to the investment strategies of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC.

         Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. Depending on various factors, the Company's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, voting their shares of Common Stock to support or oppose the acquisition of the Company, tendering into an offer to purchase the Company's Common Stock, purchasing additional shares of Common Stock or any of the Company's debt or equity securities, selling or otherwise disposing of some or all of their shares of Common Stock or any of the Company's debt or equity securities, short selling or otherwise hedging some or all of their shares of Common Stock or any of the Company's debt or equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to in this
Item 4. The Reporting Entities intend to review their investment in the Company on a continuing basis and may or may not engage in discussions with management of the Company and/or any potential acquirer of the Company concerning the business, operations and future plans of the Company.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) - (b) of the Statement are hereby amended and restated as follows:

         (a) As of the close of business on May 28, 2008, D.B. Zwirn Special Opportunities Fund, L.P. beneficially owns 16,573 shares of Common Stock, representing approximately 0.06% of the shares of Common Stock presently outstanding based upon the 27,096,969 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2008 in its Form 10-Q filed with the Securities and Exchange Commission on April 4, 2008 (the "Issued and Outstanding Shares").

CUSIP No. 808194104              Schedule 13D/A             Page 12 of 15 Pages


As of the close of business on May 28, 2008, D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC beneficially own 73,423 shares and 29,412 shares of Common Stock, respectively, representing approximately 0.27% and 0.11%, respectively, of the Issued and Outstanding Shares.

         As the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 16,573 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 73,423 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 119,408 shares, representing approximately 0.44% of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 16,573 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 73,423 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 119,408 shares, representing approximately 0.44% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 16,573 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 73,423 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 119,408 shares, representing approximately 0.44% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 16,573 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 73,423 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 119,408 shares, representing approximately 0.44% of the Issued and Outstanding Shares. Mr. Zwirn has sole voting and dispositive power with respect to the 16,573 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 73,423 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

         (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).

CUSIP No. 808194104              Schedule 13D/A             Page 13 of 15 Pages


         (c) Not applicable.

         (d) Not applicable.

         (e) As a result of the Reporting Entities no longer being deemed to be a "group" with any of the Barington Entities, as more fully set forth in Items 2 and 4 above, each of the Reporting Entities ceased to be the beneficial owner of more than five percent of the Issued and Outstanding Shares as of the close of business on May 28, 2008.

         Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         Item 6 of the Statement is hereby amended and supplemented as follows:

         The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

         Pursuant to an agreement dated July 15, 2005, Barington Capital Group, L.P. or one or more of its affiliates may be entitled to receive from D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates a fee with respect to certain profits D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates may derive from their investment in the Common Stock of the Company.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                EXHIBIT DESCRIPTION

   24.1     Power of attorney for Daniel B. Zwirn dated November 7, 2007.
   99.1 Agreement of Joint Filing among D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn dated as of May 28, 2008 (which supersedes and replaces the Agreement of Joint Filing dated October 9, 2007, as previously filed as Exhibit 99.23 to the
            Schedule 13D Amendment No. 18 filed with the SEC on October 9,
            2007).

CUSIP No. 808194104              Schedule 13D/A             Page 14 of 15 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

         Dated:   May 28, 2008

D.B. ZWIRN SPECIAL OPPORTUNITIES     D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                           FUND, LTD.
By: D.B. Zwirn & Co., L.P.           By: D.B. Zwirn & Co., L.P.
By: DBZ GP,LLC,                      By: DBZ GP, LLC,
  its General Partner                  its General Partner
By: Zwirn Holdings, LLC,             By: Zwirn Holdings, LLC,
  its Managing Member                  its Managing Member


D.B. ZWIRN & CO., L.P.               ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
  its General Partner
By: Zwirn Holdings, LLC,
  its Managing Member


DBZ GP, LLC                          HCM/Z SPECIAL OPPORTUNITIES LLC
By: Zwirn Holdings, LLC,             By: D.B. Zwirn & Co., L.P.
  its Managing Member                By: DBZ GP, LLC,
                                         its General Partner
                                     By: Zwirn Holdings, LLC,
                                         its Managing Member

                         By: /s/Lawrence D. Cutler
                             --------------------------------
                         Name:  Lawrence D. Cutler
                         Title: Authorized Signatory

/s/ Lawrence D. Cutler
--------------------------------
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn

CUSIP No. 808194104              Schedule 13D/A             Page 15 of 15 Pages


                                   SCHEDULE I


            Directors of D.B. Zwirn Special Opportunities Fund, Ltd.

  Name and Position     Principal Occupation          Principal Business Address

   Daniel B. Zwirn    Managing Partner of D.B.           745 Fifth Avenue
      Director           Zwirn  & Co., L.P.                  18th Floor
                                                         New York, NY 10151

    Alison Nolan      Managing Director of Athena     Ugland House, 113 South
      Director         International Management      Church Street, George Town,
                              Limited                      Grand Cayman

    Gary Linford        Managing Director of         Grand Pavillion, 802 West
      Director         DirectorsPlus Limited           Bay Road, Grand Cayman,
                                                           Cayman Islands


                  Directors of HCM/Z Special Opportunities LLC

  Name and Position      Principal Occupation        Principal Business Address

  Glenn R. Dubin      Managing Member/Co-Founder         9 West 57th Street
     Director           of Highbridge Capital               27th Floor
                      Management and Co-Chairman         New York, NY 10019
                       of Dubin & Swieca Capital
                              Management

  Hugh G. Thompson    Senior Vice President of           PO Box 1093GT
     Director          Maples Finance Limited           Queensgate House
                                                       South Church Street,
                                                          George Town
                                                          Grand Cayman,
                                                         Cayman Islands